Exhibit 23.02

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Heidrick & Struggles, International, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-181712, 333-147476, 333-130143, 333-82424, 333-58118, 333-32544, 333-73443 and 333-225436) on Form S-8 of Heidrick & Struggles International, Inc. of our report dated March 13, 2018, with respect to the consolidated statements of comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2017, and the related notes, before the effects of the adjustments to retrospectively apply the change in reportable segments described in Note 18, which report appears in the December 31, 2019 annual report on Form 10-K of Heidrick & Struggles International, Inc.

/s/ KPMG LLP
Chicago, Illinois
February 24, 2020